UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2014

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAXPAYER I.D.	:	91.144.000-8

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Chilean Superintendency of Securities and Insurance:

The following was resolved at a regular Board of Directors’ Meeting of the Company held on February 27, 2014:

A) To convene a General Shareholders’ Meeting for April 21, 2014, at 10:30 a.m., at the Company’s offices located at Av. Miraflores 9153, Renca, Santiago.

The following matters will be discussed at the Meeting:

• The Annual Report, Balance and Financial Statements for the year 2013; as well as the Report of Independent Auditors with respect to the Financial Statements;

• Earnings distribution and dividend payments;

• Company dividend distribution policy and and payment procedures to be utilized;

• Compensation for Directors, members of the Directors’ Committee established by Chilean Company Law, and members of the Audit Committee established pursuant to the Sarbanes & Oxley Act; the activities of such committees during 2013, their annual report and expenses incurred by both Committees.

• Appoint the Company’s Independent Auditors for 2014;

• Appoint the Company’s Rating Agencies;

• Report on Board Agreements in accordance with articles 146 and forward of the Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting;

• Newspaper where Company´s Notices should be published; and

• In general, to resolve every other matter under its competency, and any other matter of Company interest.

B) Propose to the Sharholders,

a) The distribution of definitive dividends for the following amounts:

i)                                         $1.46 (One peso and 46/100) per Series A Shares and; and,

ii)                                      $1.606 (One peso and 606/1000) per Series B Shares.

If the Shareholders’ Meeting approves payment of these dividends, they will be paid beginning on May 16, 2014. The Shareholders’ Registry would close on May 10, 2014 for payment of these dividends; and,

b) The distribution of two additional dividends, on account of accumulated earnings, for the following amounts:

i)                                         $12.37 (Twelve pesos and 37/100) per Series A Shares; and,

ii)                                      $13.607 (Thirteen pesos and 607/1000) per Series B Shares.

If the Shareholders’ Meeting approves payment of these additional dividends, they will be paid beginning on May 16, 2014. The Shareholders’ Registry would close on May 10, 2014 for payment of this dividend; and

i)              $12.37 (Twelve pesos and 37/100) per Series A Shares and;

ii)             $13.607 (Thirteen pesos and 607/1000) per Series B Shares

If the Shareholders’ Meeting approves payment of these additional dividends, they will be paid beginning on August 20, 2014. The Shareholders’ Registry would close on August 13, 2014 for payment of these dividends.

Santiago, February 28, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Chief Legal Officer

Santiago, February 28, 2014